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                          April 7, 2023

       James Black
       Senior Vice President and General Counsel
       Terran Orbital Corp
       6800 Broken Sound Parkway NW, Suite 200
       Boca Raton, Florida, 33487

                                                        Re: Terran Orbital Corp
                                                            Registration
Statement on Form S-3
                                                            Filed April 3, 2023
                                                            File No. 333-271093

       Dear James Black:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing